Ballard Power Systems

News Release

Ballard Reports 2012 Results and 2013 Outlook

For Immediate Release – February 20, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced its consolidated financial results for the fourth quarter ended December 31, 2012. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

“Q4 results reflected a marked turnaround from weak results earlier in the year – both top line and bottom line,” said John Sheridan, President and CEO. “This Q4 top line momentum and a solid yearend order book support our business outlook for 2013 revenue growth in excess of 30%. This top line growth, along with continued reductions in the cost base and a projected increase in gross margin, underpin our expectation for improvement in Adjusted EBITDA in excess of 50%.”

Background

On January 31, 2013 Ballard closed the sale of its Material Products division, a non-core asset located in Lowell, MA, in order to focus on high growth fuel cell products and to fortify the Company’s cash position. Therefore, as per IFRS, Ballard’s 2012 audited financial statements reflect “continuing operations” (excluding Material Products). In order to portray results comprehensively relative to the results reported throughout 2012 and to guidance for the full year, the financial results are also shown in the “2012 Financial Highlights” table below in a format which includes the Material Products division. Also, since the sale of the Material Products division was not completed until early 2013, the following section – with commentary on Q4 and full year 2012 results – addresses Ballard’s performance including Material Products.

Q4 and Full Year 2012 Results (including Material Products)

Growth
Q4 revenue improved 50% to $21.3 million over the prior quarter, and improved 1% year-on-year.
A key driver of the quarter-on-quarter revenue improvement was the addition of methanol-fueled ElectraGenTM systems to the backup power product line in August 2012. In Q4, 204 ElectraGenTM systems were shipped, 75% of which were methanol-fueled.
In addition, engineering services contributed significantly to the growth, with revenue of $6.6 million in Q4 and more than $10 million for the year, a significant increase from less than $5 million in 2011.
Full year revenue declined $16.8 million or 22% to $59.2 million year-on-year, consistent with the Company’s revised guidance for revenue of approximately $60 million.
This year-on-year decline in 2012 revenue reflected weak performance in Material Products and Bus, in addition to the 2011 wind down of contract manufacturing. Excluding 2011 contract manufacturing, revenue improved 2%.
In terms of product volume metrics, the 204 ElectraGenTM systems shipped for backup power in Q4 represented a 172% improvement over Q4 2011. In addition, Q4 stack shipments for material handling of 468 represented a 41% decline from Q4 2011.
Full year ElectraGenTM system shipments for backup power of 399 represented a 175% improvement relative to 2011. Full year stack shipments for material handling of 2,022 represented a 42% improvement relative to 2011.

Path to Profitability
Q4 gross margin improved 10 points to 24% over Q3, and improved 4 points relative to Q4 2011.
Full year gross margin improved 2 points to 20%.
Q4 cash operating costs increased 10% to $7.8 million over Q3, but improved 10% relative to Q4 2011.
Full year cash operating costs improved 18% relative to 2011, to $32.2 million.
Q4 Adjusted EBITDA improved 65% to ($1.9) million over Q3, and improved 50% relative to Q4 2011.
Full year Adjusted EBITDA improved 17% to ($18.5) million, consistent with the Company’s revised guidance for Adjusted EBITDA of approximately ($18) million.

Q4 cash used by operating activities improved 58% to ($0.5) million over Q3.

Full year cash used by operating activities improved 15% to ($28.1) million relative to 2011.
Cash reserves at yearend were $12.5 million net of $9.3 million outstanding on the Company’s bank operating line.
This cash position was fortified with the sale of the Material Products division on January 31, 2013, which generated proceeds of up to $12 million.
Q4 normalized net loss from continuing operations was unchanged at ($6.2) million compared to Q4 2011.
Full year normalized net loss from continuing operations improved 11% to ($31.5) million relative to 2011.

2013 Business Outlook

The Company expects revenue growth in excess of 30%, led by backup power and engineering services, which together represent more than half of the $36.8 million 2012 yearend order book (excluding Material Products). It is expected that this growth, along with higher gross margins and a lower cost base, will contribute to improvements in bottom line performance.

2013 Guidance

The Company’s guidance is for the following improvements in 2013 continuing operations:
Revenue growth in excess of 30%; and
Adjusted EBITDA improvement in excess of 50%.

2012 Financial Highlights

Results of Operations	Three months ended December 31,			Twelve months ended December 31,
	2012	2011	% Improvement	2012	2011	% Improvement
(expressed in millions of U.S. dollars, except per share amounts and gross margin %)

Total (including Material Products)
Revenue:
Fuel Cell Products	$16.5	$16.9	(2%)	$43.7	$46.5	(6%)
Contract Automotive	-	$0.1	(100%)	-	$9.3	(100%)
Material Products	$4.8	$4.0	19%	$15.5	$20.2	(23%)
Total Revenue	$21.3	$21.0	1%	$59.2	$76.0	(22%)
Gross margin	$5.2	$4.1	27%	$11.8	$13.9	(15%)
Gross margin %	24%	20%	4-points	20%	18%	2-points
Cash Operating Costs (1)	$7.8	$8.6	10%	$32.2	$39.3	18%
Adjusted EBITDA (1)	($1.9)	($3.8)	50%	($18.5)	($22.3)	17%
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.4)	($4.7)	49%	($22.2)	($26.5)	16%
Working Capital Changes	$1.9	$8.8	(79%)	($5.9)	($6.7)	12%
Cash Used by Operating Activities	($0.5)	$4.1	(113%)	($28.1)	($33.2)	15%
Cash Reserves	$21.8	$46.2
Cash Reserves, Net of Operating Line	$12.5	$41.6
From continuing operations

Revenue:

Fuel Cell Products	$16.5	$16.9	(2%)	$43.7	$46.5	(6%)

Contract Automotive	-	0.1	(100%)	-	$9.3	(100%)
	-			-
Total Revenue	$16.5	$17.0	(3%)	$43.7	$55.8	(22%)

12 Month Rolling Order Book	$36.8	$32.0

Gross margin	$3.7	$2.9	25%	$7.4	$7.3	1%
						—
Gross margin %	22%	17%	5-points	17%	13%	4-points

Cash Operating Costs (1)	$7.3	$8.2	11%	$30.3	$37.0	18%

Adjusted EBITDA (1)	($3.2)	($4.9)	34%	($22.1)	($27.9)	21%

Net loss attributable to Ballard from continuing operations	($16.8)	($8.0)	(111%)	($42.1)	($37.2)	(13%)

Net loss attributable to Ballard per share, basic and diluted	($0.18)	($0.09)	(100%)	($0.48)	($0.44)	(9%)

Normalized Net Loss (1)	($6.2)	($6.2)	-	($31.5)	($35.4)	11%
			-
Normalized Net Loss (1) per share, basic and diluted	($0.07)	($0.07)	-	($0.36)	($0.42)	14%
			-

For a more detailed discussion of Ballard Power Systems’ 2012 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, February 21, 2013 at 8:00 a.m. PST (11:00 a.m. EST) to review its 2012 operating results and 2013 outlook. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnote:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.